99.1
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Letter of Response to the Securities and Exchange Commission
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                                                                   March 5, 2004


Ms. Tia Jenkins
Mr. Raj Rajan
Securities and Exchange Commission
Washington DC. 20549


                      Re: Letter dated February 10th 2004

Dear Ms. Jenkins and Mr. Rajan:

We have received your letter in regards to our company filings. Through further analysis of your comments, we too agree that there are items that do need to be corrected. After careful review of the concerns put forth by you, we believe that these possible restatements will not impact the actual filing itself.

Currently, we are in the middle of an audit as well as in the process of preparing our second quarter filing. In order to insure accuracy in compliance with the regulations of the Securities and Exchange Commission, we are seeking your approval for an extension so that we may complete our due diligence on this matter. We are competent that we can provide full response to the issues indicated in the referenced letter, by March 12th 2004.

In an effort to prevent any miscommunication, we ask that you provide us with a written response as to your acceptance of our request.

If you have any questions please feel free to contact myself or Charles Joyce our Comptroller/CFO.


Sincerely

Brian R. Balbirnie
Chief Operating Officer